Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

	For the Quarter Ended		For the Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Interest expense on long-term debt	$931	1,112	$1,996	2,200
Estimated interest within rental expense related to operating leases	82	99	164	192
Other interest expense and capitalized expenses related to indebtedness	30	26	56	43
Total fixed charges	$1,043	1,237	$2,216	2,435

Income from continuing operations before income taxes	$15,362	15,218	$31,239	42,436
Plus fixed charges	1,043	1,237	2,216	2,435
Earnings	$16,405	16,455	$33,455	44,871

Ratio of earnings to fixed charges (1),(2)	15.73	13.30	15.10	18.43

(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no preferred shares outstanding and we do not have any preferred stock dividend obligations.  Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in the form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.